RESIDENT IN ATLANTA OFFICE
DIRECT DIAL: (404) 572-6912
MDELANEY@POGOLAW.COM

October 31, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corp. Registration Statement on Form S-1 Amendment Filed October 5, 2005 File No. 333-126650

Ladies and Gentlemen:

     On behalf of our client, Echo Healthcare Acquisition Corp. (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated October 28, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 5 to the Registration Statement, as applicable, which is being filed concurrently and reflects the Company’s responses to your comments.

General

1.

Comment: Your revisions in response to our prior comment 1 do not comprehensively address the substance of your response to comment 1 of our letter of September 7, 2005. Add disclosure, in locations as appropriate, that fully addresses the spectrum of information you provided in response to our earlier comment. Also, the information that you provide in response to our prior comment 1 of our most recent letter, i.e., the information contained in Excerpts 1 and 2, should be disclosed in the appropriate locations. We may have further comment after reviewing your revisions.

Response: In response to the staff’s comments, we have revised the prospectus on pages 6 and 7 (“Prospectus Summary - The Offering”) to include a more detailed summary of the process surrounding the determination of the size of Echo’s offering. Furthermore, on pages 51 and 52 of the prospectus (“Proposed Business”), we have included a new section entitled “Determination of Size of Offering” that includes both the substance of our response to comment 1 in your letter dated September 7, 2005, as well as all information we included in our most recent response to comment 1 in your letter dated September 28, 2005.

Securities and Exchange Commission
October 31, 2005

2.

Comment: Add disclosure addressing the termination of the distribution of the company’s securities in this offering. Please do not limit your disclosure to an indication that the distribution ends at the closing of the initial public offering. Please direct all inquiries regarding this disclosure to the Division of Market Regulation’s Trading Practices Group at 202-551-5720.

Response: In response to the staff’s comment, we have added disclosure on page 65 of the prospectus under the section entitled “Principal Stockholders” to address the termination of the distribution of the Company’s securities in our offering. The additional language clarifies that the “restricted period” under Regulation M will end upon the closing of the offering, and therefore, the warrant purchases to be made by Joel Kanter and/or his designees, pursuant to an agreement between Mr. Kanter and Roth Capital Partners, LLC (“Roth”), will not begin prior to 60 days after the closing of the offering.

Additional  disclosure has been added in response to the staff’s comment to further clarify that under Regulation M, the restricted period could end at a date later than the date of the closing of the offering if an underwriter were to exercise its over-allotment option to purchase securities in excess of its short position at the time that it completes its initial distribution of securities. In such event, the restricted period would not end until the excess securities were distributed by the underwriter or placed in its investment account. However, as the disclosure specifically notes, Roth Capital has agreed that it will only exercise its over-allotment option to cover its actual short position, if any, existing as of the date of the closing of the offering. Therefore, the restricted period under Regulation M will end on the date of the closing of this offering.

3.

Comment: We note that you have checked the box on the Registration Statement facing page indicating that the company will utilize Rule 434 in the delivery of the prospectuses. Please disclose the manner and means by which the company intends to comply with Rule 434.

Securities and Exchange Commission
October 31, 2005

Response: In response the staff’s comment, the Company has removed the check from the box on the Registration Statement facing page indicating the Company will utilize Rule 434 in delivery of the prospectus. Although the Company and its underwriters had initially planned to rely on Rule 434 permitting the delivery of preliminary prospectuses and related term sheets, the Company and its underwriters have instead elected to deliver preliminary prospectuses during the period prior to effectiveness of the Registration Statement that meet the requirements of Rule 430. These preliminary prospectuses, in accordance with Rule 430(a), will have been filed as part of the Registration Statement and contain substantially all the information required by the Securities Act of 1933 (the “Act”) and the rules and regulations thereunder to be included in prospectuses that meet the requirements of Section 10(a) of the Act, except they may omit certain data dependent upon the final offering price.

Following  the staff’s declaration of effectiveness of the Registration Statement, the Company and the underwriters shall file a final prospectus with the Commission pursuant to Rule 424(b)(3) and shall deliver copies of such final prospectus meeting the requirements of Section 10 of the Act prior to or at the same time that the confirmation of the sale of the securities is sent by the Company’s underwriters on behalf of the Company pursuant to rule 10b-10 promulgated under the Securities Exchange Act of 1934 and, in any event, will precede the transmission of securities to purchasers for purposes of the sale in the Company’s offering.

     Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff’s efforts to conclude its review in a manner that will enable the Company to request acceleration of effectiveness on or about November 1, 2005.

     If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

Michael Delaney

Enclosures

cc:	Mr. Joel Kanter Rick Miller, Esq.